UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 5, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: September 5, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated September 5, 2007

Exhibit 1

Elbit Systems’ Subsidiary, Cyclone, Awarded Contract by
Spirit AeroSystems to Supply Composite
Structural Components for Commercial Aircraft

Contract Is Valued at Approximately $30 Million

Haifa, Israel, September 5, 2007 – Elbit Systems Ltd. (NASDAQ:ESLT) announced that its subsidiary, Cyclone Aviation Products Ltd. (Cyclone), was awarded a contract by Spirit AeroSystems, Inc. for composite structural components for commercial aircraft. The contract is valued at approximately $30 million dollars and is scheduled for delivery between 2007 and 2011.

The contract involves the supply of blocker doors for the aircrafts’ engines – a composite structural component – to Spirit AeroSystems.

Yoram Shmuely, Co-General Manager of Airborne and Helmet Systems at Elbit Systems, said, “This contract win is yet another sign reflecting the trust and recognition we have established among major aviation suppliers of commercial airplane assemblies and components. We believe this contract with Spirit AeroSystems will pave the way for further business in this fast-growing market characterized by advanced technologies and innovative composite materials.”

About Cyclone Aviation Products Ltd.
Cyclone Aviation Products Ltd., located in the area of Karmiel, Israel, is a wholly-owned subsidiary of Elbit Systems Ltd. With approximately 400 employees, Cyclone’s core business is manufacturing and maintenance of aircraft structures as well as engineering, manufacture, repair and upgrade of aircraft, UAVs and helicopters. Cyclone manufactures both metal and composite structural assemblies for UAVs, military aircraft such as the F-15, F-16 and F-18, and civil/commercial aircraft. Cyclone also operates the Israel Air Force’s (IAF) aviation schools for Grob G-120A (Snunit) aircraft and B-206 (Saifan) helicopters. Cyclone’s customer base includes the IAF, the U.S. Air Force, the U.S Army and the U.S Navy as well as several major aviation companies, such as Boeing. Lockheed Martin and Sikorsky.

About Elbit Systems Ltd.:
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-646-201-0246
Fax: +972-4-8316944	Fax: +972-3-607-4711
E-mail: gspr@elbit.co.il	E-mail: info@gkir.com
daliarosen@elbit.co.il

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.